Exhibit A:

Ms. Breya also directly owns a director stock option to purchase 15,000 shares of Class A common stock with (i) an exercise price of $127.46 per share and (ii)
an expiration date of April 30, 2028. Of the 15,000 shares subject to this option, 3,750 shares are scheduled to vest on April 30, 2019, 3,750 shares are scheduled to vest on April 30, 2020, 3,750 shares are scheduled to vest on April
30, 2021, and 3,750 shares are scheduled to vest on April 30, 2022.